

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Michael DePasquale
Chief Executive Officer
BIO-key International, Inc.
101 Crawfords Corner Road
Suite 4116
Holmdel, NJ 07733

      Re: BIO-key International, Inc.
           Registration Statement on Form S-1
           Filed October 16, 2023
           File No. 333-275003

Dear Michael DePasquale:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Austin Pattan at 202-551-6756 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Vincent Vietti